

September 28, 2011

Via E-mail
Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
203 Hoehyon-dong, 1-ga, Chung-gu
Seoul 100-792, Korea

**Re: Woori Finance Holdings Co., Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2010
          Filed June 27, 2011
          Form 20-F/A for the Fiscal Year Ended December 31, 2010
          Filed July 20, 2011
          File No. 001-31811**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 3. Key Information, page 3
The largest portion of our exposure…, page 13

1.   Please revise this risk factor in future filings to describe the actual results of your participation in government-led initiatives since they were established in 2008. For example, disclose whether you have extended credit you otherwise would not have

extended, quantify the amount and credit quality versus your other lending segments and describe its effect on your results of operations and financial condition.

We may experience increases in delinquencies…, page 18

2.   We note that the pre-workout program has been in existence since April 2009. Please revise this risk factor in future filings to describe the actual results of your participation in it, rather than saying that your participation "may" lead you to take certain actions that "may" have an adverse effect on your results of operations and financial condition.

We may not succeed in implementing our current strategy…, page 19

3.   This risk factor has remained unchanged in your filings for a number of years. Please update it in future filings to describe the current status of your strategy and any risks associated therewith.

We may fail to realize the anticipated benefits relating to our reorganization…, page 19

4.   Please provide us with an update regarding the status of the Korean government's plans to privatize the 56.7% equity stake it owns in you.

The Financial Investment Services and Capital Markets Act…, page 32

5.   Please update this risk factor in future filings to describe your experience with and the effects of the Financial Investment Services and Capital Markets Act since it became effective in February 2009.

Item 4. Information on the Company, page 39
Recent Developments with the KDIC, page 45

6.   Please provide us with an update regarding your satisfaction of the requirements in the one-year business normalization plan you entered into with the KDIC in March 2011.

Mortgage and Home Equity Lending, page 56

7.   On page 57, you disclose that for the year ended December 31, 2010, the average initial loan-to-value ratio of your mortgage and home equity loans was approximately 48.3%, compared to 47.4% for the year ended December 31, 2009. Please revise your loan-to-value ratio disclosures in future filings to address the following:

- Separately disclose your loan-to-value ratios for each of your mortgage and home equity loan portfolios as of each period end;

- Disclose the current loan-to-value ratios for each of your mortgage and home equity loan portfolios as of each balance sheet date presented, or if you do not maintain such information, disclose that fact; and

- To promote transparency into the credit quality of your home equity loans, separately disclose your past due statistics for home equity loans in your disclosures on pages 79 and F-44.

Investment Trust Management, page 75

8.   We note from your disclosure here that you do not consolidate investment trusts due to the fact that the assets invested are not your assets but customer assets. In addition, we note your disclosure beginning on page F-38 related to investment trusts and funds. Please reconcile the information provided in this disclosure, including the amounts presented on pages F-39 and F-40 related to such trusts, with the information and amounts as disclosed here on page 75, including whether these two disclosures are referring to the same or different investment trusts.

Loan Loss Provisioning Policy, page 87

9.   We note your disclosure that you establish allowances for losses for corporate loans that have not been individually identified as impaired, consumer loans and credit card balances based on the level of your expected loss, which is the product of default probability and loss severity. We also note your disclosure that you establish the expected loss related to corporate loans that you do not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral, and that you establish the expected loss related to consumer loans and credit card balances based on historical loss experience generally for a period of one year, which depends on delinquency and collateral. In this regard, it seems that you adjust your expected loss results for your consumer and credit card portfolios to correspond to a finite loss emergence period of one year. Please revise your disclosure in future filings to clarify the extent to which you adjust your expected loss results for your corporate loan portfolio to correspond to a finite loss emergence period. Additionally, please address how your expected loss model for your corporate loan portfolio represents an incurred loss model as appropriate under ASC 310-10-35 and ASC 450-20-25.

Credit Rehabilitation Programs for Delinquent Consumer Borrowers, page 99

10.   We note your disclosures regarding various programs implemented to assist consumer borrowers in Korea. Please revise your disclosure in future filings to state the impact of these programs, including the amount of consumer loan modifications and restructurings

performed under these and any other loss mitigation programs as well as the success rates of such programs.

Sales of Non-Performing Loans, page 95

11.   We note your disclosures of Korean GAAP information regarding your sales of loans for the three most recent fiscal years. Please revise your disclosure in future filings to address the following:

- Clarify whether the line item related to sales to joint venture special purpose companies represents sales to Woori AMC Co., which is now your wholly owned subsidiary. If so, please disclose your accounting treatment for those loans now that the joint venture is dissolved.

- We note that approximately 57% of your loan sales are to "others." Please include a section that describes the entity or entities to which you sold these loans, and describe the material terms of such sales arrangement, including your continuing involvement with those loans.

Item 5. Operating and Financial Review and Prospects, page 130
Allowance for Loan Losses, page 145

12.   We note that your non-performing corporate loan ratio increased from 1.79% in 2009 to 4.48% in 2011. In order to promote transparency of the significant changes in nonperforming corporate loans, please revise your disclosure in future filings to include a roll-forward of non-performing loans. In your roll-forward disclosure, please include separate disclosure of each of the following: loans transferred in/out due to performing/nonperforming status changes; loans transferred to the held-for-sale category; loans sold directly from the held-for-investment portfolio; loans modified and returned to performing; loans paid down or paid off; and loans charged-off.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 211
Value at Risk Analysis, page 226

13.   Please revise your disclosure in future filings to provide the information required by Item 305(a)(1)(iii)(B) of Regulation S-K.

Item 18. Financial Statements, page 243
Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

14.   Please revise your disclosure in future filings to include audit opinions that indicate the location where issued. Refer to Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements
1. General Information and Summary of Significant Accounting Policies
Loans and Leases, page F-18

15.   We note your disclosure on page 88 that in applying payments on delinquent loans, you
        first apply payments to the delinquent interest outstanding, then to non-delinquent
        interest, and then to the outstanding loan balance until the loan is paid in full. However,
        your disclosure here indicates that cash receipts on non-accrual loans, for which the
        ultimate collectability is uncertain, are applied as principal reductions, and otherwise
        payments are applied as noted on page 88. Furthermore, your disclosure on page F-43
        indicates that you recognize interest on non-accrual loans only to the extent you receive
        payments. Please revise these disclosures, and any other applicable disclosure as
        appropriate, in future filings to better clarify your interest income recognition policy on
        non-accrual and delinquent loans, and to more consistently disclose such information
        throughout your filings.

16.   We note your disclosure related to impaired commercial loans on page F-18, including
        the four categories of commercial loans that you consider to be impaired. We also note
        your statement on page F-19 that consumer loans that are under troubled debt
        restructuring (TDR) and renegotiated credit card loans are also classified as impaired.
        Please tell us and revise your disclosure in future filings to clarify whether the other three
        impaired commercial loan categories (i.e., loans classified as "substandard" or below,
        loans 30-days or more past due, and loans to companies under regulatory warnings) also
        apply to your consumer and credit card loans when evaluating impairment.

Resale and repurchase agreements, page F-24

17.   We note your disclosure that when control over the related securities has been
        surrendered by the transferor, you account for your resale agreements as purchases of
        securities with related forward commitments to resell and account for your repurchase
        agreements as sales of securities with related forward commitments to repurchase. Please
        tell us the amount of such resale and repurchase agreements that you accounted for as
        sales for each of the periods presented, including the amount of gains/losses recognized
        on such contracts.

2. Recent Accounting Standards
Financial Reporting after 2010, page F-27

18.   You disclose that beginning in fiscal year 2011 all listed companies in Korea are required
        to prepare their financial statements under the Korean equivalent of IFRS as issued by the
        IASB (International Accounting Standards Board). As such, we noted your interim
        financial statements the interim periods ended March 31, 2011 and June 30, 2011 filed in
        Form 6-K on May 31, 2011 and August 29, 2011, respectively, were prepared in

accordance with Korean IFRS. Please explain the difference, if any, between Korean IFRS and IFRS as adopted by the IASB. Additionally, to the extent there are differences between the two accounting principles, please confirm you plan to provide a reconciliation between Korean IFRS and U.S. GAAP in your next annual filing.

11. Loans, page F-41

19.   We note your disclosure on page F-43 that you generally cease the accrual of interest on loans for which principal or interest payments become one-day past due, unless the loans are fully secured by deposits or guaranteed by the Korean government or other institutions, and that you hold ₩4.079 trillion such non-accrual loans as of December 31, 2010. We also note from your aging analysis disclosure on page F-44 that you hold ₩2.990 trillion loans that were considered to be one-day or more past due as of December 31, 2010. Please tell us and revise your disclosure in future filings to thoroughly discuss reason(s) for the difference between your non-accrual loan balance and your loans that are one-day or more past due balance as of period end. Specifically, please address whether you have classified any loans as non-accrual that are not considered to be past due, and address the situations in which this would occur.

32. Fair Value Measurements
Trading and available-for-sale securities, page F-72

20.   You disclose that for securities traded in the over-the-counter market, you generally determine fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Please revise your disclosure in future filings to include the following:

- The number of quotes or prices you generally obtain per instrument, and if you obtain multiple quotes or prices, how you determine the ultimate value you used in your financial statements;

- How you validate the quotes or prices received from third parties;

- Whether, and if so, how and why, you adjust quotes or prices you obtain from brokers and pricing services; and

- Whether the broker quotes are binding or non-binding.

32. Fair Value Measurements
Items measured at fair value on a nonrecurring basis, page F-77

21.   We note your disclosure in footnote two to your tabular disclosure on page F-78 related to impaired, collateral-dependent loans. You state here that the fair value of the collateral

for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. We also note your disclosure on page 55 that you use internal valuation systems, such as CREPIA, to determine the appraised value of underlying collateral for real estate loans. Please revise your disclosure in future filings to address the following:

- Clarify whether the external valuation experts referred to on page F-78 are the same as the outside parties that provide automated property evaluation services as discussed on page 221, and explain how you validate the appropriateness of such external valuations.

- Discuss the nature, types and frequency of adjustments you make to the fair value of the collateral as determined by the external valuation experts, and to the extent possible, discuss the relative size of these adjustments.

- Address how the use of your internal valuation systems, such as CREPIA, factors into your impairment methodology for collateral-dependent loans.

- If applicable, in situations where your internal system determines a fair value of collateral that is materially different from the fair value determined by an external valuation specialist, please discuss how that difference is resolved.

40. Parent Company, page F-98

22.   You disclose on page 165 that you are a financial holding company, and you rely on distributions from your subsidiaries, direct borrowings and issuance of debt and equity securities to fund your liquidity obligations at the holding company level. Please revise your disclosure in future filings to address the liquidity situation of the parent company, and address the following:

- Clarify here or in Note 19 the contractual maturities of the long-term debt issued by the parent company, including how much of the ₩3.6 trillion issued by the parent company is due within one year.

- We note that you received ₩363 billion in 2010 from your bank subsidiaries and ₩22 billion from your non-bank subsidiaries. Please tell us why these amounts are not separately disclosed in your condensed statements of income. Refer to Rule 9-06 of Regulation S-X for guidance.

Item 19. Exhibits

23.   Please provide us with the basis for your determination that you are not required to file as
        material contracts the November 2008 and December 2009 memorandums of
        understanding described in the Risk Factors section on pages 14 and 32, respectively, and
        the May 2011 memorandum of understanding described on page 96.

Form 6-K filed August 29, 2011
Consolidated Financial Statements for the Six Months Ended June 30, 2011 and 2010
10. Loans and Receivables

24.   We note from your disclosure here that your allowance for loans and receivables under
        K-IFRS was W4.72 trillion as of December 31, 2010, while on page F-41 of your 2010
        Form 20-F, you disclose your allowance for loan and lease losses under U.S. GAAP was
        W4.87 trillion as of December 31, 2010. We also note a difference with respect to your
        gross loans balance as of December 31, 2010, which was W201.3 trillion under K-IFRS
        as disclosed here, versus W191.2 trillion as disclosed in your Form 20-F under U.S.
        GAAP. Please tell us the key differences between your loan loss methodology under
        U.S. GAAP and K-IFRS which caused these variances in your December 31, 2010
        allowance for loan losses as reported under these two different accounting standards.
        Also, specifically address why there was a reduction in the allowance given that the loan
        balance increased under K-IFRS.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3375 or Brittany Ebbertt at (202) 551-3572 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director